Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX:SVM.TO;
	NYSE - ALTERNEXT: SVM	March 11, 2009

SILVERCORP CLOSES CAD$31 MILLION FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

VANCOUVER, British Columbia – March 11, 2009 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”), is pleased to announce that it has closed its previously announced bought deal offering of common shares (the "Offering"). Pursuant to the Offering, the Company today issued 10,000,000 common shares at a price of CAD$3.10 per share, for aggregate gross proceeds of CAD$31,000,000 and net proceeds, after payment of underwriting fees and expenses, of CAD$29,235,000.

The net proceeds from the Offering will be used for potential acquisitions, development, working capital and general corporate purposes, allocation of which will be at the Company's discretion. The Company has no definitive acquisition plans at this time.

The offering was made to a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc., Cormark Securities Inc., and Genuity Capital Markets (the “Underwriters”).

The Company has granted to the Underwriters an over-allotment option, exercisable at any time prior to April 10, 2009, to acquire up to an additional 1,500,000 common shares at the issue price of CAD$3.10.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Silvercorp Metals Inc.
Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration and development of silver related mineral properties in the People's Republic of China ("China"). The Company is currently operating and/or developing four silver-lead-zinc mines in the Ying Mining District of Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired, 95% owned GC & SMT silver, lead and zinc properties in the Guangdong Province of China.

The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

This press release contains forward-looking statements regarding the Company, including its expectations with regards to the use of proceeds of the Offering. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as market conditions, commodity price fluctuations and global political uncertainties. The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.